Exhibit 99.4

MERGER AGREEMENT

by and among

dd3 Acquisition CORP., s.a. DE c.v.,

and

BETTERWARE DE MÉXICO, S.A. DE C.V.,

Dated as of March 10, 2020

MERGER AGREEMENT (“AGREEMENT”) TO BE ENTERED INTO BY AND BETWEEN BETTERWARE DE MÉXICO, S.A. DE C.V. (“BWM”), AS POST-MERGER SURVIVING ENTITY, REPRESENTED BY LUIS GERMÁN CAMPOS OROZCO, AND DD3 ACQUISITION CORP., S.A. DE C.V. (“DD3”), REPRESENTED BY MARTÍN MÁXIMO WERNER WAINFELD, AS MERGED ENTITY, ACCORDING TO THE FOLLOWING RECITALS AND CLAUSES:	CONVENIO DE FUSIÓN (EL “CONVENIO”) QUE CELEBRAN POR UNA PARTE BETTERWARE DE MÉXICO, S.A. DE C.V. (“BWM”) COMO SOCIEDAD FUSIONANTE, REPRESENTADA EN ESTE ACTO POR LUIS GERMÁN CAMPOS OROZCO, Y POR LA OTRA PARTE DD3 ACQUISITION CORP., S.A. DE C.V. (“DD3”), COMO SOCIEDAD FUSIONADA, RESPRESENTADA EN ESTE ACTO POR MARTÍN MÁXIMO WERNER WAINFELD, AL TENOR DE LAS SIGUIENTES DECLARACIONES Y CLÁUSULAS:

WHEREAS	CONSIDERANDOS

A. WHEREAS, upon the terms and subject to the conditions agreed upon certain Combination and Stock Purchase Agreement dated as of August 2, 2019 (as such agreement has been amended from time to time, the “BCA”), the parties agreed to carry out all necessary actions to enter into a merger agreement pursuant to which DD3 will merge with and into BWM (the “Merger”), with the BWM surviving the Merger; and	A. CONSIDERANDO QUE, de conformidad con los términos acordados y sujeto a las condiciones establecidas en cierto Contrato de Combinación de Negocios y Compraventa de fecha 2 de agosto de 2019 (según el mismo ha sido modificado de tiempo en tiempo, el “BCA”), las partes convinieron en llevar a cabo todas las acciones necesarias para celebrar un convenio de fusión por virtud del cual DD3, como fusionada, se fusionara con y en BWM (la “Fusión”), y que BWM subsistiera dicha Fusión como fusionante; y

B. WHEREAS, DD3 and BWM have obtained all necessary corporate approvals and required consents to execute this Agreement, the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions of this Agreement and in accordance with the General Law of Commercial Companies (“LGSM”).	B. CONSIDERANDO QUE, DD3 y BWM han obtenido las aprobaciones corporativas necesarias, así como cualquier consentimiento requerido para la celebración de este Convenio, la Fusión y las demás operaciones aquí contempladas de acuerdo con los términos y sujeto a las condiciones del mismo y de conformidad con la Ley General de Sociedades Mercantiles (“LGSM”).

NOW, THEREFORE, in consideration of the foregoing and the recitals, mutual covenants and agreements herein contained, and intending to be legally bound hereby, DD3 and the BWM hereby agree as follows:	POR LO QUE, en consideración de los anteriores considerandos, las obligaciones recíprocas y demás acuerdos aquí contemplados, DD3 y BWM acuerdan las siguientes:

RECITALS	DECLARACIONES

I. BWM hereby represents that:	I. BWM declara que:

a) It is a company (sociedad anónima) duly incorporated under the laws of the United Mexican States as evidenced by means of public deed number 68,660, dated January 25, 1995, granted before Mr. Francisco Javier Arce Gargollo, notary public number 74 of Mexico City, Mexico.	a) Es una sociedad anónima legalmente constituida de conformidad con las leyes de los Estados Unidos Mexicanos, según consta en la escritura pública número 68,660, de fecha 25 de enero de 1995, otorgada ante la fe del Lic. Francisco Javier Arce Gargollo, notario público número 74 de la Ciudad de México, México.

b) By means of unanimous written resolutions dated March 10, 2020, all the shareholders of BWM unanimously approved (i) to entirely amend and restate its bylaws in order to become a sociedad anónima promotora de inversion, subject to the Merger becoming effective; and (ii) the Merger of BWM with DD3, with BWM surviving the Merger as the surviving entity.	b) Mediante resoluciones unánimes adoptadas por los accionistas, de fecha 10 de marzo de 2020, la totalidad de los accionistas de BWM aprobaron (i) la modificación y re-expresión total de los estatutos sociales de BWM para adoptar la modalidad de sociedad anónima promotora de inversión, sujeto al surtimiento de efectos de la Fusión; y (ii) llevar a cabo la Fusión de DD3 en BWM, siendo esta última la sociedad fusionante.

c) By means of public deed number 44,466, dated March 12, 2015, granted before Mr. José Luis Villavicencio Castañeda, notary public number 218 of Mexico City, Mexico., there were granted to its legal representative the required authority and faculties to execute this Agreement on its behalf.	c) Mediante la escritura pública número 44,466, de fecha 12 de marzo de 2015, otorgada ante la fe del Lic. José Luis Villavicencio Castañeda, notario público número 218 de la Ciudad de México, México, se otorgó a su representante la capacidad y facultades necesarias para celebrar el presente Convenio en su representación.

II. DD3 hereby represents that:	II. DD3 declara que:

a) It is a company (sociedad anónima) duly existing under the laws of the United Mexican States as evidenced by means of public deed number 5,353, dated February 13, 2020, granted before Mr. Héctor Basulto-Barocio, notary public number 7 of the city of Zapopan, Jalisco, Mexico.	a) Es una sociedad anónima legalmente existente de conformidad con las leyes de los Estados Unidos Mexicanos, según consta en escritura pública número 5,353, de fecha 13 de febrero de 2020, otorgada ante la fe del Lic. Héctor Basulto-Barocio, notario público número 7 de la ciudad de Zapopan, Jalisco, México.

b) By means of written resolutions dated February 7, 2020, the shareholders of DD3 approved the Merger of BWM with DD3, with BWM surviving the Merger as the surviving entity.	b) Mediante resoluciones de los accionistas de fecha 7 de febrero de 2020, los accionistas de DD3 aprobaron la Fusión de DD3 en BWM, subsistiendo BWM como sociedad fusionante.

c) By means of such resolutions in which the Merger was approved, there were granted to its legal representative the required authority and faculties to execute this Agreement on its behalf.	c) Mediante las resoluciones de los accionistas que aprobaron la Fusión, se otorgó a su representante la capacidad y facultades necesarias para celebrar el presente Convenio en su representación.

CLAUSES	CLÁUSULAS

FIRST. Merger Agreement. DD3 and BWM hereby agree to merge pursuant to the terms and conditions set forth in the present Agreement, in the understanding that DD3 will merge with and into BWM. As a result of the Merger, the separate corporate existence of DD3 shall cease and BWM shall continue as the surviving company of the Merger (the “Surviving Company”).	PRIMERA. Convenio de Fusión. DD3 y BWM convienen en fusionarse de conformidad con los términos y condiciones del presente Convenio, en el entendido de que DD3 será la entidad fusionada en BWM. Como resultado de la Fusión, DD3 dejará de existir como entidad corporativa y BWM continuará y subsistirá como sociedad fusionante (la “Sociedad Fusionante”).

SECOND. Effect of the Merger. The Merger will be effective and the parties hereto shall consider the Merger to be consummated between them, for all tax purposes and before third parties, on the date on which the resolutions approving the Merger are registered in the Public Registry of Commerce (the “Effective Time”). The aforementioned, provided that, the merger notice under Rule 2.1.10. “notice to carry out a follow up merger” of the 2020 Tax Miscellaneous Resolutions was filed prior to the execution of this Agreement.	SEGUNDA. Efecto de la Fusión. La Fusión surtirá efectos entre las partes y las partes acuerdan considerar que la Fusión surta efectos entre ellas, para efectos fiscales y frente a terceros en la fecha en la que la escritura pública que formalice las resoluciones en las que se apruebe la fusión quede inscrita en el Registro Público de la Propiedad y del Comercio (el “Momento Efectivo”). Lo anterior, en el entendido que previo a la firma del presente Convenio, el aviso contenido en la Regla 2.1.10. “aviso para llevar a cabo una fusión posterior”, contenido en la Resolución Miscelánea Fiscal vigente en 2020, fue presentado.

For purposes of article 223 (two hundred and twenty-three) and 225 (two hundred and twenty-five) of the LGSM, the Surviving Company have agreed to pay, upon demand, all outstanding obligations of DD3 as of the Effective Time. For purposes thereof, interested creditors will be entitled to present their corresponding demands at BWM domicile set forth in Section Twelfth hereof. All unclaimed obligations from DD3 will be honored by BWM in their original agreed terms.	En términos de los artículos 223 (doscientos veintitrés) y 225 (doscientos veinticinco) de la LGSM, la Sociedad Fusionante acuerda pagar, previa solicitud de los acreedores que correspondan, todas las obligaciones pendientes de pago de DD3 al Momento Efectivo. Para estos efectos, los acreedores interesados deberán presentar su solicitud ante las oficinas corporativas de BWM ubicadas en el domicilio de BWM indicado en la Cláusula Décima Segunda del presente Convenio. Todas las obligaciones no reclamadas por los acreedores de DD3, serán pagadas por BWM en los términos originalmente acordados.

THIRD. Transfer of DD3’s capital. Without limiting the generality of the foregoing, on the Effective Time, the capital of DD3 as a whole, including all of the property, rights, privileges, agreements, assets, immunities, powers, franchises licenses and authority of DD3 shall be transferred to and vest in BWM, and all debts, liabilities, obligations, restrictions and duties of DD3 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of BWM, based upon the balance sheet approved by DD3’s shareholders on February 7, 2020 (“Balance Sheet”). Accordingly, BWM will become the holder of all rights, obligations, actions and guarantees of any kind that correspond to DD3 as of the Effective Time.	TERCERA. Transferencia del Patrimonio de DD3. Al surtir efectos la Fusión en el Momento Efectivo, la totalidad del patrimonio de DD3 en conjunto, incluyendo sus propiedades, derechos, preferencias, acuerdos, activos, privilegios, facultades, franquicias, licencias y poderes así como todas sus deudas, contingencias, obligaciones, restricciones, y pasivos de DD3 pasarán a formar parte y se transferirán a título universal, al patrimonio de BWM, tomando como base el balance aprobado por los accionistas de DD3 el 7 de febrero de 2020 (el “Balance”). A consecuencia de lo anterior, BWM se subrogará en todos y cada uno de los derechos, obligaciones, acciones y garantías de cualquier índole, que correspondan a DD3 en el Momento Efectivo.

Specifically, the parties agree that BWM, as the Surviving Company, shall timely submit before the Ministry of Finance (Secretaría de Hacienda y Crédito Público), the Tax Service Administration (Servicio de Administración Tributaria) and any other administrative authorities whether federal, state or municipal, any notices and tax returns that may be required under applicable law and tax regulations in connection with the Merger.	Las partes acuerdan que BWM, en su carácter de Sociedad Fusionante, deberá presentar ante la Secretaría de Hacienda y Crédito Público, el Servicio de Administración Tributaria o ante cualquier otra dependencia u oficina gubernamental que corresponda, ya sea de carácter federal, estatal o municipal, cualquier aviso, declaración o notificación relacionadas con la fusión de ambas compañías de conformidad con la legislación y reglas fiscales aplicables.

Likewise, BWM, as surviving entity, is expressly authorized to request any tax refund that may correspond to DD3, as appropriate.	Asimismo, BWM, como entidad fusionante, estará expresamente autorizada para solicitar la devolución de los saldos a favor que le pudieran corresponder a DD3, según corresponda.

FOURTH. Financial Statements. The parties agree that the Merger should be carried out based on the figures contained in each of DD3 and BWM balance sheets, which are attached hereto as Exhibit “A”.	CUARTA. Estados Financieros. Las partes acuerdan que la Fusión se llevará a cabo de conformidad con los resultados reflejados en el Balance de BWM y DD3, los cuales se adjuntan al presente Convenio como Anexo “A”.

FIFTH. Equity Distribution. At the Effective Time, by virtue of the Merger:

(a)       All of the (i) DD3 shares issued and outstanding immediately prior to the Effective Time shall be canceled and each of those DD3 shares shall be exchanged for Series A shares of the Surviving Company common stock on a 1:1 exchange ratio, and (ii) DD3 warrants and DD3’s UPOs issued and outstanding immediately prior to the Effective Time shall be canceled and each of those DD3 warrants and DD3’s UPOs shall be replaced and exchanged for BWM warrants and BWM’s UPOs of the Surviving Company; with each holder of DD3 shares, DD3 warrants and DD3’s UPOs to receive the number of the Surviving Company common stock, BWM warrants and BWM’s UPOs, respectively;

QUINTA. Distribución del Capital Social. En el Momento Efectivo, por virtud de la Fusión:

(a) Todas (i) las acciones emitidas por DD3 previamente a el Momento Efectivo serán canceladas y cada una de dichas acciones emitidas por DD3 serán intercambiadas por acciones comunes ordinarias de la Serie A emitidas por la Sociedad Fusionante a una relación de canje de 1:1 (una a una), y (ii) las opciones de compra (warrants) y opciones unitarias de compra (UPOs) emitidas por DD3 previamente al Momento Efectivo serán canceladas y cada una de dichas opciones y opciones unitarias de compra serán reemplazadas e intercambiadas por opciones de compra y opciones unitarias de compra emitidas de la Sociedad Fusionante y cada uno de los tenedores de acciones, opciones y opciones unitarias de compra de DD3 recibirá el número de acciones ordinarias, opciones y opciones unitarias de compra, según corresponda, de la Sociedad Fusionante;

(b) All of the BWM shares issued and outstanding immediately prior to the Effective Time shall be canceled and exchanged for Series A shares of the Surviving Company Common Stock representing 100% of the total outstanding shares of the Surviving Company Shares, with each holder of BWM shares to receive number of shares of the Surviving Entity shares set forth opposite such holder’s name as described below; and	(b) La totalidad de las acciones emitidas por BWM previamente al Momento Efectivo serán canceladas e intercambiadas por acciones comunes ordinarias de la Serie A emitidas por la Sociedad Fusionante y que representen el 100% del capital social de la Sociedad Fusionante, y cada uno de los tenedores de acciones de BWM recibirá el número de acciones de la Sociedad Fusionante que se señalan junto a su nombre según se describe a continuación; y

(c) BWM shall issue in its variable portion, 2,211,075 (two million two hundred eleven thousand seventy-five) shares, Series “A”, ordinary, nominative, without nominal value, which shall be distributed pursuant to the terms of this Agreement.	(c) BWM deberá emitir en su parte variable, 2,211,075 (dos millones doscientas once mil setenta y cinco) acciones, Serie “A”, ordinarias, nominativas, sin expresión de valor nominal, las cuales serán distribuidas de conformidad con lo establecido en el presente Convenio.

In connection with the foregoing on the Effective Time, the parties agree that all of the outstanding paid-in capital stock of the BWM as Surviving Company shall be comprised by the number of shares distributed as described in the following chart (the “Post-Merger Equity Ownership Chart”):	En relación con lo anterior, en el Momento Efectivo, las partes acuerdan que la totalidad del capital social de BWM, como Sociedad Fusionante, estará compuesto por y distribuido entre el número de acciones que se describen en el siguiente cuadro (el “Cuadro de Distribución Accionaria Post-Fusión”):

	Series “A” Shares // Acciones Serie “A”
Shareholder // Accionista	Fixed Portion // Capital Fijo	Variable Portion // Capital Variable
Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero as trustee of the Irrevocable, Management and Guaranty Trust number 2397 // en su carácter de fiduciario del Fideicomiso Irrevocable de Administración y Garantía número 2397.	10,000	25,659,956
Promotora Forteza, S.A. de C.V.	--	1,764,175
Campalier, S.A. de C.V.	--	2,765,814
Cede & Co.	--	552,875
Martín Máximo Werner Wainfeld	--	430,800
Jorge Combe Hubbe	--	430,800
Larrain Vial SpA	--	135,702
Rentas Patio XI SpA	--	79,698

Guillermo Ortíz Martínez	--	317,075
Daniel Salim Vilches	--	25,000
Alan Douglas Smithers Hogg	--	5,000
Pedro Solís Cámara Jiménez Canet	--	5,000
Juan Andrés Álvarez Vega	--	10,000
Mauro Conijeski	--	2,500
EBC Holdings, Inc.	--	22,500
I-Bankers Securities, Inc.	--	2,825
DD3 Mex Acquisition Corp., S.A. de C.V.	--	191,300
Subtotal:	10,000	32,401,020
Total:		32,411,020

SIXTH. Corporate books and stock certificates. The parties agree:

(a) To cancel all outstanding stock certificates previously issued by BWM, issue and deliver new stock certificates on the Effective Time, as set forth in the Post-Merger Equity Ownership Chart and agreed herein;

SEXTA. Libros corporativos y títulos de acciones. Las Partes acuerdan:

(a) Cancelar todos los títulos de acciones previamente emitidos por BWM, emitir y entregar nuevos títulos de acciones en el Momento Efectivo, según se detalla en el Cuadro de Distribución Accionaria Post-Fusión y se acuerda en el presente Convenio;

(b) To carry out all necessary corporate entries in the corporate and accounting records of BWM to reflect the effects of the Merger and the new distribution described in the Post-Merger Equity Ownership Chart;	(b) Llevar a cabo los asientos corporativos y contables necesarios en los registros de BWM para reflejar los efectos de la Fusión y la nueva composición accionarias señalada en el Cuadro de Distribución Accionaria Post-Fusión;

(c) That BWM’s bylaws, as entirely amended and restated under the corporate resolutions mentioned in Recital I(b) will remain in full force and effect; and	(c) Que los estatutos de BWM, mismos que fueron modificados y re expresados en su totalidad a través de las resoluciones señaladas en la Declaración I(b) permanezcan vigentes; y

(d) close the corporate books of DD3, in the understanding that there shall be no further registration of transfers of shares thereafter on the records of DD3.	(d) cerrar los libros corporativos de DD3, en el entendido que ya no habrá registro posterior alguno.

SEVENTH. Directors and Officers. The parties agree that BWM’s Board and the officers of BWM as of immediately following the Effective Time to be comprised of the individuals set forth below:	SÉPTIMA. Miembros del Consejo y funcionarios de DD3. Las partes acuerdan que el Consejo de Administración y demás funcionarios de BWM inmediatamente después del Momento Efectivo este compuesto de la manera que se detalla a continuación:

BOARD OF DIRECTORS
Name	Title	Alternate
Luis Germán Campos Orozco	Executive Chairman	--
Andrés Campos Chevallier	Member	--
Santiago Campos Chevallier	Member	--
Federico Clariond Domene	Independent Member	Bernardo Luis Guerra Treviño
Mauricio Morales Sada	Independent Member	Daniel Valdez Franco
José de Jesús Valdéz Simancas	Independent Member	--
Joaquín Gandara Esparza	Independent Member	--
Martín Máximo Werner Wainfeld	Independent Member	--
Guillermo Ortiz Martínez	Independent Member	--
Reynaldo Vizcarra Méndez	Secretary Non-member of the Board	Fabián Óscar Monsalve Agraz

CONSEJO DE ADMINISTRACIÓN
Nombre	Cargo	Suplente
Luis Germán Campos Orozco	Presidente Ejecutivo	--
Andrés Campos Chevallier	Consejero Vocal	--
Santiago Campos Chevallier	Consejero Vocal	--
Federico Clariond Domene	Miembro Independiente	Bernardo Luis Guerra Treviño
Mauricio Morales Sada	Miembro Independiente	Daniel Valdez Franco
José de Jesús Valdéz Simancas	Miembro Independiente	--
Joaquín Gandara Esparza	Miembro Independiente	--
Martín Máximo Werner Wainfeld	Miembro Independiente	--
Guillermo Ortiz Martínez	Miembro Independiente	--
Reynaldo Vizcarra Méndez	Secretario sin ser miembro del Consejo de Administración	Fabián Óscar Monsalve Agraz

AUDIT AND CORPORATE PRACTICES COMMITTEE
Name	Title
Joaquín Gandara Esparza	President
Martín Máximo Werner Wainfeld	Member
Federico Clariond Domene	Member

COMITÉ DE AUDITORÍA Y PRÁCTICAS SOCIETARIAS
Nombre	Cargo
Joaquín Gandara Esparza	Presidente
Martín Máximo Werner Wainfeld	Consejero
Federico Clariond Domene	Consejero

EIGHTH. Publications. In accordance with article 223 (two hundred and twenty-three) of the LGSM, the resolutions concerning the merger and the balance sheet must be published in the electronic system of the Ministry of Economy (Secretaría de Economía). Furthermore, the parties shall record in the corresponding Public Registry of Commerce the notarial deed containing the resolutions adopted by each of them approving the Merger.	OCTAVA. Publicaciones. De conformidad con lo establecido en el Artículo 223 (doscientos veintitrés) de la LGSM, las resoluciones referentes a la fusión y el Balance se publicarán en el Sistema Electrónico de Publicaciones de Sociedades Mercantiles de la Secretaría de Economía. Asimismo, cada una de las partes inscribirá en el Registro Público de la Propiedad y del Comercio la escritura pública que formalice las resoluciones adoptadas en las que se aprueba la Fusión.

NINTH. Further Action; Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Merger.

NOVENA. Acciones adicionales; Mejores esfuerzos. De conformidad con los términos y condiciones del presente Convenio, cada una de las partes utilizará sus mejores esfuerzos de forma razonable para realizar, o causar que se realicen, las acciones necesarias o convenientes de conformidad con la ley aplicable para llevar a cabo y que surta efectos la Fusión
TENTH. Governing Law. This Agreement shall be governed by, and construed in accordance with, the federal laws of Mexico.	DÉCIMA. Ley aplicable. El presente Convenio se interpretará y regirá de conformidad con las leyes federales de México.

The parties hereto agree to (a) expressly submit to the exclusive jurisdiction of Mexico City federal competent courts arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, to any other competent jurisdiction that may apply to them in connection with their present or future domicile.

Las Partes (a) se someten expresamente a la jurisdicción de los tribunales federales competentes de la Ciudad de México, y (b) renuncian al fuero que pudiera corresponderles por razón de sus domicilios presentes o futuros o por cualquier otra causa.

ELEVENTH Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

DÉCIMA PRIMERA. Encabezados. Los encabezados utilizados en el presente Convenio son incluidos únicamente por conveniencia y facilidad en la referencia y no deberán afectar de forma alguna el contenido o interpretación del presente Convenio.

TWELFTH. Notices. For the purposes of this Agreement, each party states as its address to receive notices the following:

BWM

Address: Luis Enrique Williams 549, Col. Belenes Norte

Zapopan, Jalisco

45145, México

Attention: Luis Germán Campos Orozco

Phone: +52 33 38 36 0500

Email: camposlg@better.com.mx

DÉCIMA SEGUNDA. Notificaciones. Para efectos del presente Contrato, cada parte señala como su domicilio para recibir notificaciones el siguiente:

BWM

Dirección: Luis Enrique Williams 549, Col. Belenes Norte

Zapopan, Jalisco

45145, México

Atención: Luis Germán Campos Orozco

Teléfono: +52 33 38 36 0500

Correo electrónico: camposlg@better.com.mx

DD3 Address: Pedregal 24, Col. Molino del Rey 11040, Ciudad de México Attention: Martín Máximo Werner Wainfeld Email: martin.werner@dd3.mx	DD3 Dirección: Pedregal 24, Col. Molino del Rey 11040, Ciudad de México Atención: Martín Máximo Werner Wainfeld Correo electrónico: martin.werner@dd3.mx
All notices and notifications made pursuant to this Agreement shall be sent in writing, courier service, facsimile, e-mail or personal notification, and shall be effective in the moment they are delivered to the recipient and, in the case of facsimile or e-mail notices, at the moment they are transmitted and the transmission information is obtained.

Todos los avisos y notificaciones que se realicen al amparo del presente Contrato se enviarán por escrito, mediante servicio de courier, facsímile, correo electrónico o mediante notificación personal, y surtirán efectos en el momento en que las mismas sean entregadas al destinatario y, en el caso de notificaciones por facsímile o correo electrónico, al momento en que las mismas se transmitan y se obtenga confirmación de transmisión.

As long as a change of address (including e-mail address) is not notified in writing, notices, notifications and other judicial and extrajudicial processes made on the stablished addresses shall have full effects.

Mientras no se notifique por escrito un cambio de domicilio (incluyendo correo electrónico), los avisos, notificaciones y demás diligencias judiciales y extrajudiciales que se hagan en los domicilios indicados, surtirán plenamente sus efectos.

THIRTEENTH. Languages. This Agreement has been prepared and executed in both Spanish and English versions. In the event of any conflict between the Spanish and English language versions, the Spanish language version shall prevail.	DÉCIMA TERCERA. Idiomas. Este Convenio has sido elaborado y firmado tanto en idioma inglés como español En caso de conflicto entre la versión en español y la versión en inglés, la versión en español prevalecerá.

[Signature Page Follows/Hojas de firmas a continuación]

In witness whereof, DD3 and BWM have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.		Enteradas las partes del contenido y alcance del presente Convenio, las partes han dispuesto que el presente Convenio se celebre en la fecha previamente indicada en la carátula por sus respectivos representantes legales autorizados.

BETTERWARE DE MÉXICO, S.A. DE C.V.		DD3 ACQUISITION CORP., S.A. DE C.V.

By/Por:	/s/ Luis Germán Campos Orozco	By/Por:	/s/ Martín Máximo Werner Wainfeld
Name/Nombre: Luis Germán Campos Orozco		Name/Nombre: Martín Máximo Werner Wainfeld
Legal Representative / Representante Legal		Legal Representative / Representante Legal